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                                                                 Exhibit (a)(10)

FOR IMMEDIATE RELEASE

CONTACT:

     BERNARD F. TRAVERS, III
     ASSISTANT SECRETARY AND
     DIRECTOR OF LAW AND TAXATION
     ANDERSEN GROUP, INC.
     203/242-0761


ANDERSEN GROUP EXTENDS SELF TENDER OFFER FOR PREFERRED STOCK AND CLOSING DATE ON DENTAL DIVESTITURE

     Bloomfield, Connecticut, November 2, 1995 -- Andersen Group, Inc. (NASDAQ:
ANDR) (the "Company") previously announced on Friday August 11, 1995 that it had signed an Asset Purchase Agreement (the "Purchase Agreement") with Phoenix Shannon p.l.c of Shannon, County Clare, Ireland to sell the assets of the Company's Dental Division, subject to certain liabilities. The sale is subject to numerous conditions, including Phoenix Shannon obtaining sufficient financing. Phoenix Shannon is a publicly held dental alloy and equipment manufacturer.

     On October 30, 1995, the parties reached an agreement in principle on the terms of an amendment to the Purchase Agreement. The principal terms of that agreement include Phoenix Shannon's agreement to increase its irrevocable deposit (Phoenix Shannon had previously made a cash deposit of $100,000) by delivering to the Company 75,000 Phoenix Shannon Ordinary Shares and a registration rights agreement covering such shares in the event a closing under the Purchase Agreement does not occur. In exchange, the Company has agreed to give Phoenix Shannon until November 30, 1995, to obtain sufficient financing in order to consummate the transactions contemplated by the Purchase Agreement.

     Should the transaction close, based on an August 31, 1995 net asset value, the Company's subsidiary, The J.M. Ney Company ("Ney"), would receive approximately $15.5 million in cash, including a post-closing purchase price adjustment of approximately $0.4 million based on the increase in the net asset value of the Dental Division from February 28, 1995 to August 31, 1995; a two year, interest bearing note for $1 million and either 200,000 Phoenix Shannon Ordinary Shares (subject to adjustment) or an additional cash payment of $1.8 million. The Purchase Agreement also includes a three year manufacturing agreement whereby Ney will supply Phoenix Shannon with precious metal dental alloys manufactured in accordance with current formulations.

     If the transaction closes, then the condition of the tender offer that the Company consummate the Dental Divestiture will be
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satisfied. As a result of the pending sale of the Dental Division, the Company has extended its previously announced cash tender offer on its own behalf to purchase any and all shares of its Series A Cumulative Convertible Preferred Stock (the "Preferred Stock") at $12.25 per share, net.

     The offer will now expire at midnight on December 1, 1995. Any preferred stockholder who has tendered shares is entitled to withdraw that tender prior to the expiration date and, unless previously accepted by the Company, at any time after the date hereof.

     Approximately 291,000 shares of the Preferred Stock have been deposited with the Company's Exchange Agent to date. Accordingly, the condition that a minimum of 250,000 shares be tendered is presently satisfied, subject to the Preferred Stockholders' rights of withdrawal.